April 6, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	BiondVax Pharmaceuticals Ltd.
Registration Statement on Form F-1
Filed December 29, 2014
File No. 333-201283

Dear Mr. Riedler:

On behalf of BiondVax Pharmaceuticals Ltd., an Israeli company publicly traded on The Tel-Aviv Stock Exchange Ltd. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated January 15, 2015, regarding the Company’s Registration Statement on Form F-1, filed with the SEC on December 29, 2014 (File No. 333-201283) (the “Registration Statement”).

Concurrently with this response, the Company is also publicly filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of Amendment No. 1, as well as a marked copy of Amendment No. 1 showing all changes from the Registration Statement.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Risk Factors, page 6

1.	We note your response to prior comment 12. Please expand your disclosure on page 6 to include a bullet point stating that your U.S. shareholders may suffer adverse tax consequences if you are characterized as a passive foreign investment company.

Company's response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 6 to include a bullet point stating that its U.S. shareholders may suffer adverse tax consequences if the Company is characterized as a passive foreign investment company.

Compensation, page 88

2.	Please update your executive and director compensation disclosure to include the registrant’s last completed fiscal year. You should continue to provide 2013 executive compensation information.

Company's response:

In response to the Staff’s comment, the Company has updated the executive and director compensation disclosure on page 94 of the prospectus to include compensation information with respect to the last completed fiscal year in addition to 2013 executive compensation information.

* * * * *

In addition to the revisions included in the Registration Statement in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the Registration Statement to: (1) replace the financial statements with audited annual financial statements for the fiscal years ended December 31, 2012, 2013 and 2014; (2) include a disclosure 0n pages 23 and 88 of the prospectus regarding the cancellation of a Consulting Services Agreement; (3) reflect the resignation of Benad Goldwasser from our board of directors on January 8, 2015 and the passing of our advisory board member Prof. Eitan Rubinstein; (4) include disclosure on pages 93-94 and 96 of the prospectus regarding the compensation of certain members of the board and Chief Scientific Officer Tamar Ben Yedidia; (5) update the information contained on page 138 of the prospectus regarding the underwriting and related arrangements for the offering; (6) include certain additional exhibits not included with the Registration Statement; (7) include a revised auditor’s consent reflecting the date of filing of Amendment No. 1; and (8) reflect events since the filing of the Registration Statement. In addition, attached to this letter as Appendix A are visual information to be provided in the printed prospectus.

* * * * *

On behalf of the Company, I acknowledge that:

●	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. If you have any questions regarding this response, please call the Company’s outside counsel, Ilan Gerzi, Adv. of Pearl Cohen Zedek Latzer Baratz at +972 (3) 607-3777, or Victor F. Semah, Esq. of Greenberg Traurig, P.A. at (305) 579-7897.

Sincerely,

/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

Cc:	Ilan Gerzi, Adv.
Tammy Zoppo, Esq.
Pearl Cohen Zedek Latzer Baratz

David Gitlin, Esq.
Victor F. Semah, Esq.
Greenberg Traurig, P.A.

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Appendix A

Universal Pandemic Primer Indication

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The following graph demonstrates our pandemic preparedness plan according to this indication:

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